UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-0402

DC

DIVISION OF
CORPORATION FINANCE

04027611

April 14, 2004

Richard D. Foley
6040 N. Camino Arturo
Tuscon, AZ 85718

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4-14-2004

Re: Alaska Air Group, Inc.
Reconsideration request dated March 31, 2004

Dear Mr. Foley:

This is in response to your letter dated March 31, 2004 concerning a shareholder proposal submitted to Alaska Air by William Richner. We also have received a letter submitted on the company's behalf dated April 2, 2004. On February 25, 2004, we issued our response expressing our informal view that we would not recommend enforcement action to the Commission if Alaska Air omitted portions of the proposal's supporting statement from its proxy materials in reliance on rule 14a-8(i)(3). You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William Gleeson
Preston Gates Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104-1158

VIA FACSIMILE March 31, 2004

One of several faxes which will include copies of previously submitted letters

URGENT ATTENTION MR. JOHN J. MAHON ATTORNEY-ADVISOR

RE: PHONE CONVERSATION THIS DATE

APPEAL AND REQUEST FOR RECONSIDERATION

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402 450 Fifth Street, NW
Washington, DC 20549

Alaska Air Group Shareholder
Response to No Action Request
Proposal--Shareholder Voting: Shares Not Voted Not Counted
Alaska Air Group, Inc. ("company")
Mr. William Richner, Horizon Air Worker/Proponent

Attachments: (1) Mr. Richner's letter of February 18, 2004 to SEC

Dear Commission:

On February 25 in a letter from the Commission to counsel for Alaska Air Group regarding the company's prior request for a no action letter allowing/agreeing to not recommend enforcement action if Mr. Richner's proposal was excluded from the company's 2004 Proxy statement, the commission replied that deletion of two paragraphs were the revisions necessary that would make Mr. Richner's proposal "Not proper for exclusion." (Not a quote but my terminology).

Mr. Richner felt that it was necessary to wait for the company to file its preliminary proxy statement to see if the company would take advantage of its opportunity to make this proposal clear and understandable for the shareholders.

On March 30, 2004 the company filed it preliminary form of proxy. In reading that document it is clear that the company did not, in our opinion, take advantage to communicate clearly, but rather chose to further confuse the issue presented in the proposal.

We respectfully request reconsideration of the commission's no action letter response, and that the commission issue guidance to the company and Mr. Richner on recasting this proposal so that the shareholders of this company are not unnecessarily burdened or confused by the proposal and the company's opposition statement as they presently appear in the company's preliminary form of proxy statement.

The subject of Mr. Richner's proposal in common securities industry terminology is often referred to as the "Broker Vote." We believe that some of the terms used in the proposal and opposition statement are made confusing and misleading, and further that steps are necessary to remove any such confusion or misleading language. Perhaps it would have been clearer if the issue of the Broker Vote being votes lawfully voted and submitted by brokers and other intermediaries when the actual shareholders did not instruct the broker or intermediaries how the shares should have been voted. Thereby the broker or intermediary "uninstructed" votes have become as a common practice automatically vote as recommended by the company, and are not truly representative of individual shareholders voting their shares themselves.

In 2003 the company's candidates were contested for election by challengers who solicited in favor of certain shareholder proposals and for votes of the challenging candidates. The company in its filings indicated and acknowledged that its election was a contested election. The challengers in their filings indicated that it was conducting a contested election. The commission in its responses acknowledged that a state of a "contested election" existed at the company. However, in our opinion, when New York Stock Exchange chose to refused to acknowledge that a status of a contested election existed at the company unless the challengers paid the NYSE's subsidiary company to print and mail copies of the challengers proxy materials to all shareholders whose shares were held by the clients of the exchange, this factor was used by the company to include and count the broker vote for its candidates. The net result of such an action by the company is the crux of the issue addressed in Mr. Richner's proposal, in our opinion. For in such a manner the company asserts and uses what we consider a technical loophole in the governance system to use votes for its candidates that it can not use elsewhere. In our opinion this should be improper and the shareholders of the company should have the right to vote to prevent such actions as counting broker votes on any or all topics up for voting.

In 2003 if the broker votes for the company's candidates were not counted then there would have been an even greater "withheld" effect and at least one of the company's candidates would have received less than what we calculate to be 60% of the vote in favor of his election. It appears to us that this would have set the stage to activate the proposed changes envisioned by the commission which would require a company to put the names of challengers in its proxy materials and on its proxy cards, when such a significant percentage of withheld votes occurred.

It appears to us that the commission agreed with the proponent that this issue in his proposal was worthy of appearing in the company's 2004 proxy for the shareholders to consider and vote upon.

We pray for relief for the shareholders of this company that the commission take whatever action is required to have this proposal recast so that it can be clearly understood. The shareholders of this company deserve no less.

Respectfully,

Richard D. Foley for Mr. William Richner.

Copy to:

Alaska Air Group, Inc.
Mara Ransom, SEC
Mathew Bazley, SEC
Richner
Nieman
File

ATTACHMENT (1)

February 13, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402 450 Fifth Street, NW
Washington, DC 20549

Alaska Air Group Shareholder
Response to No Action Request
Proposal--Shareholder Voting: Shares Not Voted Not Counted
Alaska Air Group, Inc.
Mr. William Richner, Horizon Air Worker/Proponent

VIA OVERNIGHT MAIL and FACSIMILE

Enclosures: (1) Proponents Exhibit Z; (2) Alaska Air Group, Inc. ("company") or ("AAG") No Action Letter and Exhibits

Dear Ladies and Gentlemen of the Commission:

This letter addresses the company's no action request on the proposal referenced above. We request that receipt of this letter be acknowledged by stamping the enclosed copy of this letter and returning it to me in the enclosed SASE. If you have any comments or questions concerning my response, please contact:

(520) 742-5168; fax (520) 742-6963--or via <rerailer@earthlink.net> or via <info@votepal.com>; postal mail: Mr. William Richner c/o Richard D. Foley, 6040 N. Camino Arturo, Tucson AZ 85718

Please be advised that Mr. Richner is ready, willing an able to recast and revise his proposal based upon the guidance of the Staff.

COMMISSION'S "WITHHELD" TRIGGER MEANINGLESS WITH BROKER VOTE

In last year's director election at the AAG, Inc., director Bruce Kennedy received a total of 82% of the stock present at the shareholders meeting, including a 23% vote by brokers voting uninstructed shares by beneficial owners. If the brokers had not been permitted to vote, Mr. Kennedy would have garnered only 59% of the vote, which would have easily qualified as a "trigger" under the SEC's new proxy rules adopted last year, which outlines a procedure for how opposition candidate(s) can achieve a slot on the company's ballot card. (A sidebar: Mr. Kennedy's 59% vote combined with the AAG board ignoring an 83% yes vote for the Shareholders Rights proposal in 2003 would mean that in 2005 a contested election would be officially sanctioned by the new SEC proxy rules, it would appear.)

Richner/2 of 3/February 12, 2004

With all that happened last year at the AAG regarding proxy voting described above, the company's argument under Rule 14a-8(i)(10) that this proposal is "substantially implemented"--we would posit this is false and misleading under Rule 14a-9.

The company asserts that its "...existing policy, consistent with Delaware law, is that shares that are not properly voted, whether in person or in proxy, are not counted. Accordingly, the Proposal may be excluded..." because the company is complying with the law.

This is a parsed argument, in that it deflects to a faraway place the point of contention: The proposal questions the accepted practice of the company going along with NYSE rules that permits brokers to vote company shares by beneficial owners who do not send instructions to their brokers on how they plan to vote within ten days of the shareholders meeting (the broker vote). This proposal is submitted in an attempt to get a vote on this contentious issue, so that further guidance might be achieved by the investment community from the individuals directly affected by this policy--the stockholders.

ELECTION AT THE AAG, INC. WAS CONTESTED

Policy on broker voting is currently set by the New York Stock Exchange and not the SEC. Brokers are permitted to vote uninstructed shares as long as director elections are uncontested. (We note that brokers have no fiduciary obligation to vote the shares in the best interests of the beneficial owners, one of many problems dogging the broker vote, in our opinion.)

But this was not the case in 2003. There were three challenger candidates who had filed definitive proxy materials with the SEC. The NYSE was contacted, advised of this fact, and reminded that if brokers voted it would be a violation of Exchange rules. Yet NYSE management refused to declare the election "contested" and the brokers voted! They cast over 5.32 million shares in favor of the incumbents.

There was a mistake in the proposal regarding how the broker vote was determined "voted" as published in the company's Form 10Q for the quarter ending on June 30, 2003. Indeed, the broker vote was not voted " 'against' the seven other shareholder-sponsored proposals" as "management recommended in the Proxy Statement." It was broken out in the total as 20% of shares outstanding, but, indeed, was not voted per NYSE policy due to the fact that the proposals were not "routine" in nature.

As offered earlier, we are more than willing to recast this part of the proposal to remove this inadvertent error. (This is a misunderstanding that the company
Richner/3 of 3/February 12, 2004
could have easily rectified by contacting us, which it declined to do. It simply wrote a request for a no-action letter and sent it directly to the Commission).

CONCLUSION

This controversy over how to open up the election process for corporate directors cannot be resolved totally by comments to the SEC and then the Commission rewriting pertinent sections of the regulations, in our opinion. We need a dozen or so shareholder proposals challenging the broker vote submitted at various corporations like the AAG, Inc. Let the shareholders vote, and we'll all have another source of information to gauge in which directions we should proceed to make this critical corporate governance topic more just and workable.

Thank you for this opportunity to counter the company's request for a no-action letter.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Respectfully,

Steve Nieman "for" William Richner

cc: William Richner
File
Votepal.com
Alaska Air Group, Inc.
Dennis P. Barron, Esq
Windle Turley, Esq.
EDGAR--SEC

To: John Mahon

From: Richard D. Foley

Wednesday, March 31, 2004

5:32 PM

Preston|Gates|Ellis LLP

William Gleeson
Tel 206.370.5933
Fax 206.623.7022
WilliamG@prestongates.com

April 2, 2004

John J. Mahon
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Avenue, NW
Washington, D.C. 20549

Re: Alaska Air Group, Inc.
Response to request for reconsideration of the staff no-action letter dated February 25, 2004 concerning William Richner's 14a-8 shareholder proposal entitled "Shares Not Voted Not Counted"

Gentlemen:

This letter is submitted on behalf of Alaska Air Group, Inc. (the "Company") in response to a letter faxed to you on March 31, 2004 by Richard D. Foley for William Richner regarding Mr. Richner's 14a-8 proposal "Shares Not Voted Not Counted." Mr. Foley's letter asks for reconsideration of the response of the staff of the Division of Corporation Finance (the "Staff") dated February 25, 2004.

The relief sought is described in one place as "guidance [by the Staff] to the company and Mr. Richner on recasting this proposal . . ." (page 2, 2nd paragraph, 2nd and 3rd lines) and in another place as "the commission [to] take whatever action is required to have this proposal recast so that it can be clearly understood." (page 3, 3rd paragraph, 2nd through 3rd lines). It is very important to note, as the underlined material above indicates, that Mr. Foley makes no request for any relief that would recast or delete any or all of the Company's response. Mr. Foley's request for relief is entirely focused on the language of the proposal itself.

As explained below, in light of the fact that Mr. Foley characterizes the proposal as misleading and because he seeks a wholesale change in his proposal and because his request that the Staff and/or the Company rewrite his proposal is improper, the proper response to Mr. Foley's request is to permit exclusion of the proposal.

The proposal should be excluded under 14a-8(i)(3)

Mr. Foley's petition for reconsideration makes a persuasive case for exclusion of the proposal under Rule 14a-8(I)(3). He twice states that the proposal is "misleading." Mr. Foley concedes that "some of the terms used in the **proposal** . . . are made . . . misleading." (page 2, 3rd paragraph, 2nd through 4th lines). He asserts that "steps are necessary to remove any such confusing or misleading language." (page 2, 3rd paragraph, 4th through 5th lines). Since Mr. Foley asks for relief only regarding the proposal ("to have this proposal recast") and does not ask for relief regarding the Company's response, it is clear that the misleading language that he believes is "necessary to remove" is in the proposal itself.

Mr. Foley also states that shareholders will be confused by the language of the proposal. He says that the purpose of recasting the proposal is to assure that "shareholders of the company are not necessarily burdened or confused by the proposal or company's opposition statement as they presently appear in the company's preliminary form of proxy statement" (page 2, 3rd paragraph, 4th through 5th lines).

Again, he says that "some of the terms used in the **proposal** . . . are made confusing." (page 2, 3rd paragraph, 4th line).

Mr. Foley concedes that shareholders will not be able to understand the proposal. He explains that he did not ask for reconsideration until he saw the preliminary proxy statement. Apparently, he hoped that "the company would take advantage of its opportunity to make this proposal clear and understandable for the shareholders" (page 1, 3rd paragraph, 3rd through 5th lines). Implicitly, he concedes that the proposal itself is neither clear nor understandable.

We agree with Mr. Foley that the proposal is misleading. We believe that if the proponent tells the Staff that his own proposal is "misleading," "confusing," not "clear," and not "understandable," there is no public purpose to be served by allowing the proposal to be included in the Company's proxy statement. To allow the proposal to remain in the proxy statement would frustrate the purposes of the securities laws. Accordingly, we believe that on reconsideration, the only appropriate course of action is to exclude the proposal under Rule 14a-8(i)(3).

The proposed "recasting" appears to involve a fundamental change in the proposal and such a change would be improper

In any case, it appears that the "recasting" that Mr. Foley wants is not a matter of mere wordsmithing. He wants to rewrite the proposal in a manner that, as best we can tell, would turn the proposal on its head so that the proposal would deal with a topic that is completely different from the proposal as it currently exists.

Mr. Foley says that "the subject of Mr. Richner's proposal . . . is . . . the 'Broker Vote'" (page 2, 3rd paragraph, 1st and 2nd lines). He defines Broker Vote in part as "votes lawfully voted." His exact language is "the Broker Vote being votes lawfully voted" (page 2, 3rd paragraph, 6th line). This language indicates that there is nothing illegal or improper about the voting of the shares. But this definition of Broker Vote seems to be the exact opposite of the language in the current proposal, which characterizes the vote of the shares as being illegal or improper. The language of the proposal is "Shares not properly voted in person or by properly executed proxy."

We agree with Mr. Foley that if the "real" subject of his proposal is the Broker Vote which involves "votes lawfully voted," no shareholder could possibly understand this "real" subject by reading the actual language of the current proposal ("Shares not properly voted in person or by properly executed proxy"). As a result, he is correct when he says that the proposal is not "clear" or "understandable," but in his words is "confusing" and "misleading."

As another example of how Mr. Foley wants to turn this proposal on its head, we again note that he indicates that the "subject of Mr. Richner's proposal is often referred to as the 'Broker Vote'" (page 2, 3rd paragraph, 1st and 2nd lines). By contrast, in his original supporting statement, he appeared to complain about the opposite -- broker non-votes. His original supporting statement said:

> *As reported by our company and the proxy tabulator it hired, 20 percent of the vote cast at the 2003 Shareholders Meeting was "broker non-votes." Regarding the shareholder proposals, the broker non-vote was cast exactly as management recommended in the Proxy Statement: "for" the Board's proposal and "against" the seven other shareholder-sponsored proposals. The broker non-vote of 20 percent was also voted for the three incumbent director nominees and against the three challenger nominees.*

Given the level of confusion created when the purported "subject" of the proposal is read against both the language of the proposal itself and the original supporting statement, it is no wonder that Mr. Foley wants help in rewriting the proposal.

In any case, our no-action request was based on the proposal as written and our statement in opposition in the proxy statement is based on the proposal as written. If the proposal had actually been written to address the practice of brokers voting shares for the election of directors when they have not received instructions form their beneficial holders, our no-action letter would have been quite different. We would have addressed the factual assumptions about the lack of instructions, the legality under state law of disenfranchising certain shares in the election of directors, and the excludability of the proposal under Rule 14a-8(i)(8) (relating to election). It is entirely improper to rewrite the proposal to change its substance at this point.

Conclusion

In summary, the Staff should take Mr. Foley at his word, which is that the proposal as written is misleading. The Staff should allow the Company to exclude the proposal. Furthermore, the staff should ignore Mr. Foley's request to have the proposal rewritten because (1) to do so would change the substance of the proposal as originally submitted and (2) Mr. Foley's desire for the staff or the Company to do the actual rewriting of the proposal (or at the least, provide guidance on how to rewrite the proposal) is most improper.

Very truly yours,

William Gleeson (by CKV)

William Gleeson

cc: Mathew Bazley (via facsimile)
Office of Structured Finance, Transportation, and Leisure
Division of Corporation Finance
(sent as a courtesy because the proxy statement is being given a full review)

Office of Mergers and Acquisitions (via facsimile)
Division of Corporation Finance
(sent as a courtesy because the proxy statement was given an EDGAR header tag PREC14A)

Richard D. Foley (via Federal Express)

William Richner (via Federal Express)

Preston|Gates|Ellis LLP

FAX COVER SHEET

TO: John Mahon
FAX NO: 202.942.9528
COMPANY: Div of Corp. Finance, SEC
CONFIRMATION NO: 000.000.0000

FROM: William Gleeson
CLIENT-MATTER NO: #39880-00016
DATE: April 13, 2004
TOTAL NUMBER OF PAGES INCLUDING THIS COVER SHEET: 5

IF YOU DO NOT RECEIVE ALL OF THE PAGES, PLEASE CONTACT: [X] FAX OPERATOR: (206) 623-7580
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COMMENTS

Refax of 4/2/04 letter.